Ronald A. Kapusta Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

April 27, 2016

Via EDGAR
Ms. Cecilia Blye
Chief, Office of Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 3, 2016
Filed February 24, 2016
File No. 001-03215

Dear Ms. Blye:

We have received the comment letter dated April 12, 2016 from you to Mr. Dominic J. Caruso, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended January 3, 2016. Confirming my e-mail with Ms. Jennifer Hardy, we have requested an extension for our response to the comment letter to Friday, May 27, 2016. We are committed to responding promptly but due to our size, complexity and international operations, we respectfully request this further extension. This extension will ensure that we have sufficient time to prepare our response.

If you have any questions, please contact me at 732-524-6567.

Sincerely, /s/ Ronald A. Kapusta Vice President Corporate Controller Chief Accounting Officer